Diane J. Harrison, Esq.
6860 Gulfport Blvd. S. No. 162
S. Pasadena, FL 33707
Phone/Fax: (727) 368-4448
E-mail: HarrisonDJEsq@tampabay.rr.com

April 21, 2006
Mr. Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 06010
100 F Street, NE
Washington D.C., 20549

Re: Avalon Development Enterprises, Inc.
Seventh Amendment to Registration Statement on Form SB-2
File No. 333-130937
Filed: April 20, 2006

Dear Mr. Riedler:

The table below contains Avalon Development Enterprises, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated April 19, 2006. On behalf of the Company, on April 20, 2006, I transmitted via EDGAR the Company’s Seventh Amendment to Registration Statement on Form SB-2. Furthermore, to facilitate your review, the Company also transmitted via EDGAR a “.pdf” version of the “red-lined” document which clearly shows each and every change: deleted text (“blue strike-out text”), inserted text (“red text”), and moved text (“yellow”).

Business, page 17
1. This disclosure was revised to clarify the dates of occupation and move of the business in accordance with your comment.
2. This disclosure has been made in accordance with your comment. The owners have been appropriately disclosed.
3. We have deleted this sentence per your comment.
Financial Statements - December 31, 2004
Note F - Fixed Asset Dispositions, page F-15
4. After discussion with Ms. Robertson we have made revision made in accordance with your comment. A copy of the new Note F was faxed to Ms. Robertson for her review prior to the filing of our SB-2A/7.

Should you have any questions or comments, please do not hesitate to e-mail me via <HarrisonDJEsq@tampabay.rr.com> or call me at (727) 368-4448.

Sincerely,
/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosures (4)
1. Avalon Development Enterprises, Inc. SB-2/A-7
2. Adobe Acrobat (.pdf) Avalon Development Enterprises, Inc. SB-2/A-7 Red-lined
3. Exhibit 5.7: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.
4. Exhibit 23.7: Consent of Experts and Counsel: Independent Auditor's Consent by Randall N. Drake, C.P.A.